SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

Cormedix Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

21900C100
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,197,536 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,197,536 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,197,536 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,416,096 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

261,873 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

261,873 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,873 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 261,873 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

261,873 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

261,873 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,873 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 261,873 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of CorMedix Inc. The Issuer's principal executive office is located at 745 Rt. 202-206, Suite 303, Bridgewater, NJ 08807.

Item 2.	Identity and Background.

(a)-(c)           This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott” or “we”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above   has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$3,675,000

Elliott International Working Capital	$975,000

Item 4.	Purpose of Transaction.

The Reporting Persons have initiated a dialogue with the Issuer’s Management and Board of Directors regarding steps to maximize shareholder value.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Although the Reporting Persons had no plans or proposals at the time of their various purchases and do not have plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities.  The Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 2,459,408 shares of Common Stock, including 1,677,968 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 9.9% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation (as defined below) and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 22,383,101 shares of Common Stock outstanding as of November 10, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

As of the date hereof, Elliott may be deemed to beneficially own 2,197,536 shares of Common Stock, including 1,416,096 shares of Common Stock issuable upon the issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 8.8% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

As of the date hereof, Elliott International may be deemed to beneficially own 261,873 shares of Common Stock, including 261,873 shares of Common Stock issuable upon the issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 1.1% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 261,873 shares of Common Stock beneficially owned by Elliott International, constituting approximately 1.1% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

Each of Elliott Associates, Elliott International and EICA may be deemed to beneficially own shares of Common Stock underlying certain securities currently convertible or exercisable, as the case may be, as of the date hereof. Other than the March Warrants (as defined below), such securities contain restrictions on exercise and conversion, as the case may be, such that they may not be exercised or converted if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (“Section 13(d)”)) in excess of 9.99% of all of the Common Stock outstanding at such time (the "Ownership Limitation").  Elliott Associates, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott Associates’, Elliott International’s and EICA’s, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The Reporting Persons have not effected any transactions in the securities of the Issuer reported hereunder during the past 60 days.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott owns warrants exercisable for 390,720 shares of Common Stock and that expire on March 24, 2015 (the “March Warrants”).  The terms and conditions of the March Warrants  are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Elliott owns warrants exercisable for 500,000 shares of Common Stock and that expire on May 30, 2019 (the “May Warrants”).  The terms and conditions of the May Warrants  are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Elliott owns warrants exercisable for 262,500 shares of Common Stock and that expire on October 22, 2019 (the “October Warrants”).  Elliott International owns October Warrants exercisable for 487,500 shares of Common Stock. The terms and conditions of the October Warrants  are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Elliott owns warrants exercisable for 1,000,000 shares of Common Stock with an exercise price of $0.40 per share and that expire on September 20, 2017.

Elliott owns 52,500 shares of Series C-2 Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series C-2 Preferred Stock”).  Elliott International owns 97,500 shares of Series C-2 Preferred Stock. The terms and conditions of the Series C-2 Preferred Stock are qualified in their entirety by reference to the Amended and Restated Certificate of Designations of the Series C-2 Preferred Stock, which is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Elliott owns 73,962 shares of Series D Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”).  The terms and conditions of the Series D Preferred Stock are qualified in their entirety by reference to the Amended and Restated Certificate of Designations of the Series D Preferred Stock, which is attached as Exhibit 99.6 hereto and is incorporated herein by reference.

Elliott owns 89,623 shares of Series E Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”).  The terms and conditions of the Series E Preferred Stock are qualified in their entirety by reference to the Amended and Restated Certificate of Designations of the Series E Preferred Stock, which is attached as Exhibit 99.7 hereto and is incorporated herein by reference.

Other than with respect to the March Warrants, each of the securities described in this Item 6 are subject to the Ownership Limitation (as described in Item 5 above).  Elliott Associates, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott Associates’, Elliott International’s and EICA’s, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Statement

Exhibit 99.2 – Form of March Warrant (incorporated herein by reference to Exhibit 4.3  of the Issuer’s Amendment No. 4 to Form S-1 filed March 19, 2010) (File No. 333-163380)

Exhibit 99.3 – Form of May Warrant (incorporated herein by reference to Exhibit 4.18 of the Issuer’s Current Report on Form 8-K filed September 16, 2014) (File No. 001-34673)

Exhibit 99.4 – Form of October Warrant (incorporated herein by reference to Exhibit 4.19 of the Issuer’s Current Report on Form 8-K filed September 16, 2014) (File No. 001-34673)

Exhibit 99.5 – Amended and Restated Certificate of Designations of the Series C-2 Preferred Stock (incorporated herein by reference to Exhibit 3.15 of the Issuer’s Current Report on Form 8-K filed September 16, 2014) (File No. 001-34673)

Exhibit 99.6 – Amended and Restated Certificate of Designations of the Series D Preferred Stock (incorporated herein by reference to Exhibit 3.17 of the Issuer’s Current Report on Form 8-K filed September 16, 2014) (File No. 001-34673)

Exhibit 99.7 –  Amended and Restated Certificate of Designations of the Series E Preferred Stock (incorporated herein by reference to Exhibit 3.18 of the Issuer’s Current Report on Form 8-K filed September 16, 2014) (File No. 001-34673)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	February 17, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to Common Stock of Cormedix Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:	February 17, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President